SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1996

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                    FORM 11-K
                                DECEMBER 31, 1996



                                TABLE OF CONTENTS

                                                                                        Page No.

Exhibit                                                                                      3

Report of Independent Public Accountants                                                     4

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1996                                                                         5

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1995                                                                         7

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the year ended December 31, 1996                                                      9

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the year ended December 31, 1995                                                      11

Notes to Financial Statements and Schedules                                                  13

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes--
   December 31, 1996                                                                         19

Schedule II - Item 27d - Schedule of Reportable Transactions--for the year ended
   December 31, 1996                                                                         23

Signature                                                                                    24

Consent of Independent Public Accountants                                                    25

                                    EXHIBITS


   A  -       Amended and Restated Plan Document for The Southern Company
              Employee Savings Plan effective July 3, 1995 and First and Second
              Amendments thereto. (Designated in Form 10-K for the year ended
              December 31, 1995, File No. 1-3526 as Exhibit 10(a) 63.)

   B   -      The consent of Arthur Andersen LLP is contained herein at page
              25.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Savings Plan Committee of
    The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Andersen Andersen LLP
ARTHUR ANDERSEN LLP
Atlanta, Georgia
May 30, 1997

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                                                                  Page 1 of 2


                                                                                 Fund Information (Note 1)
                                                            -----------------------------------------------------------------------

                                                                                 Participant Directed Portion
                                                            -----------------------------------------------------------------------

                                                            Retirement
                                                           Preservation   Fully Managed   Equity Index    Core Fixed  Special Value
                                               Total        Fund             Fund            Fund         Income Fund      Fund
                                         --------------    -------------  -------------   ------------    ----------- -------------
ASSETS:
Cash                                     $            -    $          -   $          -    $         -       $        -   $        -
                                         --------------    ------------   ------------    -----------       ----------   ----------
Investments, at fair value
       (Schedule I and Notes 2 and 3):
     Temporary investments                   10,115,361         277,437      6,671,270      2,408,217          686,872            -
     Treasury securities                     14,705,317               -     13,099,220              -        1,606,097            -
     U.S. Government Agency securities        3,233,429               -      1,953,740              -        1,279,689
     Corporate bonds                         42,247,646               -     41,764,326              -          483,320            -
     Corporate medium term notes              7,867,880               -      7,867,880              -                -            -
     Common stock--excluding common
        stock of The Southern Company        77,382,575               -     77,382,575              -                -            -
     Common stock--The Southern Company   1,502,343,127               -              -              -                -            -
     Common/collective trusts               230,730,754     106,339,384              -    124,391,370                -            -
     Registered investment companies         42,834,688               -              -              -                -   18,964,289
     Loans due from participants             85,694,959               -              -              -                -            -
                                         --------------    ------------   ------------   ------------       ----------   -----------
           Total investments              2,017,155,736     106,616,821    148,739,011    126,799,587        4,055,978   18,964,289
                                         --------------    ------------   ------------   ------------       -----------  -----------

Receivables:
     Company contributions                    1,719,106               -              -              -                -            -
     Participant contributions                2,910,385         226,833        330,785        419,135           12,577       87,057
     Interest and dividends                   1,246,663               -      1,246,663              -                -            -
     Receivable for securities sold           3,883,182         161,262        109,654        185,040           11,048       35,214
                                         --------------    ------------   ------------   ------------       ----------  -----------
           Total receivables                  9,759,336         388,095      1,687,102        604,175           23,625      122,271
                                         --------------    ------------   ------------   ------------       ----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS        $2,026,915,072    $107,004,916   $150,426,113   $127,403,762       $4,079,603  $19,086,560
                                         ==============    ============   ============   ============       ==========  ===========


         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                                                                   Page 2 of 2


                                                                    Fund Information (Note 1)
                                               ------------------------------------------------------------------------------------
                                                                                                                  Non-Participant
                                                             Participant Directed Portion                         Directed Portion
                                               -----------------------------------------------------------------  -----------------


                                                     Global        International   Participants'   The Southern Company Stock
                                                  Allocation Fund   Equity Fund      Loan Fund               Fund
                                                  ---------------  ------------    -------------   -------------------------------
ASSETS:
Cash                                               $         -       $         -   $          -    $           -     $           -
                                                   -----------       -----------   ------------    -------------     -------------
Investments, at fair value (Schedule I
 and Notes 2 and 3):
     Temporary investments                                   -                 -              -           58,704            12,861
     Treasury securities                                     -                 -              -                -                 -
     U.S. Government Agency securities                       -                 -              -                -                 -
     Corporate bonds                                         -                 -              -                -                 -
     Corporate medium term notes                             -                 -              -                -                 -
     Common stock--excluding common
        stock of The Southern Company                        -                 -              -                -                 -
     Common stock--The Southern Company                      -                 -              -      701,330,711       801,012,416
     Common/collective trusts                                -                 -              -                -                 -
     Registered investment companies                19,536,790         4,333,609              -                -                 -
     Loans due from participants                             -                 -     85,694,959                -                 -
                                                   -----------       -----------   ------------    -------------     -------------
           Total investments                        19,536,790         4,333,609     85,694,959      701,389,415       801,025,277
                                                   -----------       -----------   ------------    -------------     -------------

Receivables:
     Company contributions                                   -                 -              -                -         1,719,106
     Participant contributions                          89,522            23,465              -        1,721,011                 -
     Interest and dividends                                  -                 -              -                -                 -
     Receivable for securities sold                     29,082             3,915              -        3,347,967                 -
                                                   -----------       -----------   ------------    -------------     -------------
           Total receivables                           118,604            27,380              -        5,068,978         1,719,106
                                                   -----------       -----------   ------------    -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS                  $19,655,394        $4,360,989    $85,694,959     $706,458,393      $802,744,383
                                                   ===========        ==========    ===========     ============      ============

         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995



                                                                                                                     Page 1 of 2


                                                                                 Fund Information (Note 1)
                                                             ---------------------------------------------------------------------

                                                                                 Participant Directed Portion
                                                             ---------------------------------------------------------------------

                                                              Retirement
                                                             Preservation   Fully Managed   Equity Index   Core Fixed  Special Value
                                                 Total          Fund             Fund          Fund        Income Fund     Fund
                                           --------------    -------------  -------------   -------------  -----------  -----------
ASSETS:
Cash                                       $      487,655  $      24,767   $     31,765     $    20,408     $       381    $      -
                                           --------------  -------------   ------------     -----------     -----------    --------
Investments, at fair value
       (Schedule I and Notes 2 and 3):
     Temporary investments                      3,714,290        182,521        234,408         150,398         306,100           -
     Treasury securities                       22,259,990              -     21,324,149               -         935,841           -
     U. S. Government Agency securities        14,036,000              -     14,036,000               -               -           -
     Corporate bonds                           42,847,517              -     42,447,865               -         399,652           -
     Common stock--excluding common
        stock of The Southern Company          60,123,400              -     60,123,400               -               -           -
     Common stock--The Southern Company     1,674,952,587              -              -               -               -           -
     Common/collective trusts                 197,436,229    108,267,348              -      89,168,881               -           -
     Registered investment companies           12,206,266              -              -               -               -   5,276,559
     Loans due from participants               86,855,919              -              -               -               -           -
                                           --------------  -------------   ------------     -----------     ----------   ----------
           Total investments                2,114,432,198    108,449,869    138,165,822      89,319,279       1,641,593   5,276,559
                                           --------------  -------------   ------------     -----------     -----------  ----------

Receivables:
     Company contributions                      1,778,109              -              -               -               -           -
     Participant contributions                  2,968,214        258,088        371,656         370,387           9,474      31,376
     Interest and dividends                     1,143,875              -      1,117,600               -          26,275           -
     Receivable for securities sold             2,073,337        222,818         54,063          69,702               -           -
                                           --------------  -------------   ------------     -----------     -----------  ----------
           Total receivables                    7,963,535        480,906      1,543,319         440,089          35,749      31,376
                                           --------------  -------------   ------------     -----------     -----------   ---------

NET ASSETS AVAILABLE FOR BENEFITS          $2,122,883,388   $108,955,542   $139,740,906     $89,779,776      $1,677,723  $5,307,935
                                           ==============   ============   ============     ===========      ==========  ==========


         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995


                                                                                                              Page 2 of 2


                                                                                   Fund Information (Note 1)
                                                   --------------------------------------------------------------------------------
                                                                                                                  Non-Participant
                                                                        Participant Directed Portion              Directed Portion
                                                   ------------------------------------------------------------   -----------------





                                                     Global         International   Participants'  The Southern Company Stock
                                                  Allocation Fund    Equity Fund      Loan Fund                Fund
                                                  ---------------   -------------   -------------   -----------------------------

ASSETS:
Cash                                               $         -        $        -   $          -   $     205,046     $     205,288
                                                   -----------        -----------   ------------   -------------     -------------
Investments, at fair value (Schedule I and
  Notes 2 and 3):
     Temporary investments                                   -                 -              -       1,328,004         1,512,859
     Treasury securities                                     -                 -              -               -                 -
     U. S. Government Agency securities                      -                 -              -               -                 -
     Corporate bonds                                         -                 -              -               -                 -
     Common stock--excluding common
        stock of The Southern Company                        -                 -              -               -                 -
     Common stock--The Southern Company                      -                 -              -     775,349,606       899,602,981
     Common/collective trusts                                -                 -              -               -                 -
     Registered investment companies                 5,217,404         1,712,303              -               -                 -
     Loans due from participants                             -                 -     86,855,919               -                 -
                                                   -----------       -----------   ------------   -------------     -------------
           Total investments                         5,217,404         1,712,303     86,855,919     776,677,610       901,115,840
                                                   -----------       -----------   ------------   -------------     -------------

Receivables:
     Company contributions                                   -                 -              -               -         1,778,109
     Participant contributions                          28,319             8,749              -       1,890,165                 -
     Interest and dividends                                  -                 -              -               -                 -
     Receivable for securities sold                          -                 -              -       1,726,754                 -
                                                   -----------       -----------   ------------   -------------     -------------
           Total receivables                            28,319             8,749              -       3,616,919         1,778,109
                                                   -----------       -----------   ------------   -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS                   $5,245,723        $1,721,052    $86,855,919    $780,499,575      $903,099,237
                                                    ==========        ==========    ===========    ============      ============

         The accompanying notes are an integral part of this statement.

                THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                                      Page 1 of 2


                                                                             Fund Information (Note 1)
                                                      ----------------------------------------------------------------------------

                                                                             Participant Directed Portion
                                                      ----------------------------------------------------------------------------

                                                         Retirement
                                                         Preservation    Fully Managed    Equity Index   Core Fixed       Special
                                           Total            Fund              Fund            Fund       Income Fund     Value Fund
                                         ---------      ------------    ---------------   ------------   -----------     ----------
INVESTMENT INCOME:
  Interest and dividends               $105,260,838     $ 7,085,768     $    291,406   $     234,951     $   4,468    $2,632,231
  Net appreciation (depreciation) in
  fair value of investments (Note 3)   (116,244,094)              -       18,576,678      22,053,603        88,311        22,976
                                     --------------    ------------     ------------   -------------     ---------   -----------

Net investment income                   (10,983,256)      7,085,768       18,868,084      22,288,554        92,779     2,655,207

CONTRIBUTIONS (Note 4):
  Participants'                          71,430,176       5,747,851        8,570,923       9,653,318       289,135     1,505,934
  Company                                42,936,464               -                -               -             -             -

DISTRIBUTIONS TO PARTICIPANTS          (199,351,700)    (17,762,715)      (8,747,135)     (5,254,057)      329,533      (451,513)

NEW LOANS ISSUED                                  -      (2,690,770)      (3,248,513)     (2,359,668)      (49,814)     (292,552)

LOAN PRINCIPAL PAYMENTS                           -       2,142,700        3,188,427       3,285,699        73,765       398,488

NET INTERFUND TRANSFERS                           -       3,526,540       (7,946,579)     10,010,140     1,666,482     9,963,061
                                     --------------    ------------     ------------     -----------     ---------   -----------

CHANGE IN NET ASSETS AVAILABLE
  FOR BENEFITS DURING YEAR              (95,968,316)     (1,950,626)      10,685,207      37,623,986     2,401,880    13,778,625

NET ASSETS AVAILABLE FOR
  BENEFITS AT DECEMBER 31, 1995       2,122,883,388     108,955,542      139,740,906      89,779,776     1,677,723     5,307,935
                                     --------------    ------------     ------------   -------------     ---------   -----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT DECEMBER 31, 1996      $2,026,915,072    $107,004,916     $150,426,113   $ 127,403,762    $4,079,603   $19,086,560
                                     ==============    ============     ============   =============    ==========   ===========

         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                                    Page 2 of 2


                                                                                Fund Information (Note 1)
                                          -----------------------------------------------------------------------------------------
                                                                                                                    Non-Participant
                                                                Participant Directed Portion                       Directed Portion
                                          -----------------------------------------------------------------------  ----------------


                                           Global Allocation   International    Participants'            The Southern Company
                                                 Fund          Equity Fund      Loan Fund                     Stock Fund
                                           -----------------   ------------     --------------           --------------------
INVESTMENT INCOME:
     Interest and dividends                  $ 1,725,447        $  209,558      $ 6,092,198       $43,200,739    $  43,784,072
     Net appreciation (depreciation)
     in fair value of investments (Note 3)       152,486           (29,812)               -       (84,347,604)     (72,760,732)
                                             -----------        ----------      -----------      ------------     ------------

Net investment income                          1,877,933           179,746        6,092,198       (41,146,865)     (28,976,660)

CONTRIBUTIONS (Note 4):
     Participants'                             1,513,525           471,863            -            43,677,627                -
     Company                                           -                 -            -                     -       42,936,464

DISTRIBUTIONS TO PARTICIPANTS                   (574,988)          (25,913)      (2,825,140)      (47,101,754)    (116,938,018)

NEW LOANS ISSUED                                (292,433)         (100,043)      34,751,106       (25,717,313)               -

LOAN PRINCIPAL PAYMENTS                          452,153           144,379      (33,072,657)       23,387,046                -

NET INTERFUND TRANSFERS                       11,433,481         1,969,905       (6,106,467)      (27,139,923)       2,623,360
                                             -----------       ----------       -----------      ------------     ------------

CHANGE IN NET ASSETS AVAILABLE
     FOR BENEFITS DURING YEAR                 14,409,671         2,639,937       (1,160,960)      (74,041,182)    (100,354,854)

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1995             5,245,723         1,721,052       86,855,919       780,499,575      903,099,237
                                             -----------        ----------      -----------      -----------      ------------

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1996           $19,655,394        $4,360,989      $85,694,959      $706,458,393     $802,744,383
                                             ===========        ==========      ===========      ============     ============


         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                                   Page 1 of 2


                                                                 Fund Information (Note 1)
                                         ----------------------------------------------------------------------------------------

                                                                 Participant Directed Portion
                                         ----------------------------------------------------------------------------------------

                                                                                           Retirement
                                         Fixed Income                    S&P 500 Index    Preservation   Fully Managed  Equity Index
                            Total          Fund            Equity Fund       Fund             Fund          Fund            Fund
                         ------------   -------------      -----------    ---------------   -----------  -------------   ----------
INVESTMENT INCOME:
  Interest and
  dividends           $   95,448,680    $   3,081,391   $     958,642    $   161,018     $  3,285,268   $     45,741   $    43,575
  Net appreciation
  in fair value
  of investments
  (Note 3)               363,409,909           27,780      16,884,915     11,099,259                -     12,809,460    10,600,954
                        ------------   --------------   --------------  --------------   ------------   ------------  ------------

Net investment
 income                  458,858,589        3,109,171      17,843,557     11,260,277        3,285,268     12,855,201    10,644,529

CONTRIBUTIONS
(Note 4):
  Participants'          74,617,433        3,331,270        4,639,393      3,891,748        3,536,517      5,162,698     4,685,949

 Company                 45,004,423                -                -              -                -              -             -

DISTRIBUTIONS TO
 PARTICIPANTS          (106,405,605)      (5,639,596)      (4,859,229)    (2,066,425)      (4,226,528)    (2,094,987)   (1,688,906)

NEW LOANS ISSUED                  -       (1,191,759)      (1,573,138)    (1,068,899)      (1,590,916)    (1,874,875)   (1,152,809)

LOAN PRINCIPAL
 PAYMENTS                         -        1,005,855        1,291,985      1,086,338          955,267      1,427,474     1,172,144

NET INTERFUND
 TRANSFERS                        -     (101,668,358)    (127,840,953)   (68,224,330)     106,995,934    124,265,395    76,118,869
                     --------------    -------------   --------------   -------------    -------------   ------------- ------------

CHANGE IN NET
 ASSETS AVAILABLE
 FOR BENEFITS
 DURING YEAR            472,074,840     (101,053,417)    (110,498,385)   (55,121,291)     108,955,542    139,740,906     89,779,776
                                                                                           -

NET ASSETS
 AVAILABLE
 FOR BENEFITS
 AT
 DECEMBER 31, 1994    1,650,808,548      101,053,417     110,498,385     55,121,291                -              -              -
                      -------------    -------------  --------------  -------------    -------------   ------------   -------------

NET ASSETS
 AVAILABLE
 FOR BENEFITS
 AT
 DECEMBER 31, 1995  $2,122,883,388    $           -   $            -   $         -    $108,955,542    $139,740,906    $ 89,779,776
                    ==============    =============   ==============  ============    ============    ============    ============


         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                                                       Page 2 of 2


                                                                                Fund Information (Note 1)
                          --------------------------------------------------------------------------------------------------------
                                                                                                                  Non-Participant
                                                                                Participant Directed Portion      Directed Portion
                          -------------------------------------------------------------------------------------   ----------------

                        Core Fixed      Special      Global Allocation    International   Participants'     The Southern Company
                       Income Fund     Value Fund          Fund           Equity Fund     Loan Fund               Stock Fund
                       -----------     ----------    -----------------     -----------    ---------         --------------------
INVESTMENT INCOME:
   Interest and
    dividends             $      43     $   85,504     $ 323,719     $         -       $  5,832,640  $    38,506,594  $  43,124,545
   Net appreciation
   (depreciation)
   in fair value
   of
   investments
   (Note 3)                  53,862        88,755        (99,269)         43,445                 -       138,245,963    173,654,785
                          ---------     ---------      ---------     -----------      ------------     -------------    -----------

Net investment income        53,905       174,259        224,450          43,445         5,832,640       176,752,557    216,779,330

CONTRIBUTIONS (Note 4):
   Participants'             62,846       181,885        176,878          60,812                 -        48,887,437              -
   Company                        -             -              -               -                 -                -      45,004,423

DISTRIBUTIONS TO
   PARTICIPANTS              (4,486)       (7,799)          (977)            (49)         (339,101)     (35,383,111)    (50,094,411)

NEW LOANS ISSUED             (6,375)      (30,665)       (41,822)         (6,480)       35,836,262      (24,750,061)     (2,548,463)

LOAN PRINCIPAL PAYMENTS      15,490        52,218         52,181          20,887       (26,732,870)      16,642,634       3,010,397

NET INTERFUND TRANSFERS   1,556,343     4,938,037      4,835,013       1,602,437        (5,832,639)      (9,182,364)     (7,563,384)
                          ---------     ---------      ---------     -----------        ----------   --------------   -------------

CHANGE IN NET ASSETS
 AVAILABLE
 FOR BENEFITS
 DURING YEAR              1,677,723     5,307,935      5,245,723      1,721,052         8,764,292      172,967,092      204,587,892

NET ASSETS
 AVAILABLE
 FOR
 BENEFITS AT
 DECEMBER 31, 1994                -             -              -              -        78,091,627     607,532,483      698,511,345
                          ---------     ---------      ---------     ----------       -----------    ------------     ------------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 DECEMBER 31, 1995        $1,677,723    $5,307,935     $5,245,723    $1,721,052       $86,855,919    $780,499,575     $903,099,237
                          ==========    ==========     ==========    ==========       ===========    ============     ============


         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1996 and 1995


1.   Description of the Plan:

The following is a brief description of The Southern Company Employee Savings Plan (the "Plan"), formerly the Employee Savings Plan for The Southern Company System, and the administration thereof and is provided for general information purposes only. The Plan includes employees, certain former employees, and retirees of ten subsidiaries of The Southern Company: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Services, Inc., Southern Development and Investment Group, Inc., Southern Electric International, Inc., and Southern Nuclear Operating Company, Inc. (the "Employing Companies"). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

     The original Plan, effective March 1, 1976, is a defined contribution plan established by The Southern Company System (the "Company") for the primary purposes of creating added employee interest in the affairs of the Company and supplementing retirement and death benefits of employees. Under the Plan, amounts deducted from the compensation or deferred from compensation by an employee (a "Participant") are contributed to the Plan on the Participant's behalf and are supplemented by contributions of the Employing Companies. The Plan was amended and restated effective as of July 3, 1995 in order to incorporate a variety of plan design and other changes. This amendment and restatement shall not be applicable to former Participants or Beneficiaries of former Participants whose participation in the Plan terminated prior to July 3, 1995. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The responsibility for operation and administration of the Plan is vested in The Southern Company Employee Savings Plan Committee (the "Committee"), which consists of the individuals serving in the positions of Director, System Compensation and Benefits of The Southern Company; Vice-President, Human Resources of The Southern Company; and Comptroller of The Southern Company or any other position or positions that succeed to the duties of the foregoing positions. However, the Plan allows a Participant to exercise control over the assets in his account, with the exception of The Southern Company matching contributions, and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Regulation 2550.404(c)-1. The Board of Directors of Southern Company Services, Inc. (the "Board") has appointed a trustee for the Plan and has appointed outside investment managers to manage the portfolio and investment options in which a Participant may invest his account. The Board has the responsibility of appointing and removing the trustee. The trustee is authorized to purchase and sell securities subject to the funding policy provided by the Pension Fund Investment Review Committee of the Company.

     Effective July 3, 1995, the trustee and recordkeeping functions of the Plan were transferred to Merrill Lynch Trust Company of Florida (the "Trustee") and Merrill Lynch, Pierce, Fenner & Smith, Inc. (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Committee, for distributions from Participants' accounts.

Participation
Generally, all regular employees of the Employing Companies are eligible to participate in the Plan provided that they have completed at least one year of service. This eligibility requirement complies with the provisions of the Internal Revenue Code of 1986 (the "Code") and ERISA, as amended.

     Subject to the limitations of the Code, a Participant may contribute into his investment fund any whole percentage which is not less than 1% nor more than 16% of his compensation, as defined in the Plan ("Voluntary Participant Contribution"). In addition, a Participant may elect to have his compensation, as defined in the Plan, reduced by a whole percentage which is not less than 1% nor more than 16% of his compensation, such amount to be contributed on his behalf to his account under the Plan ("Elective Employer Contribution"). A Participant may not contribute or have contributed on his behalf in total more than 16% of his compensation as defined in the Plan. Participants may invest in one or more of the investment funds, provided such investments are made in one-percent increments totaling, but not exceeding 100%.

     A Participant may prospectively change the percentage of his compensation that he has authorized as the Elective Employer Contribution to be made on his behalf or his Voluntary Participant Contribution to another permissible percentage in accordance with procedures established by the Committee. Such election shall be effective as soon as practicable after it is made.

     The Employing Companies currently contribute on behalf of each of the Participants in their employ an amount equal to 75% of (a) the Elective Employer Contribution made on a Participant's behalf, plus (b) his Voluntary Participant Contribution, to the extent such contributions, when combined, do not exceed 6% of his compensation, as defined in the Plan ("Employer Matching Contribution"). All Employer Matching Contributions are invested in The Southern Company Stock Fund.

      Elective Employer Contributions for Participants who are defined as "highly compensated employees" under Section 414(q) of the Code are subject to additional limitations designed to prohibit discrimination in favor of the "highly compensated employees." Certain limitations also apply to Voluntary Participant Contributions and Employer Matching Contributions allocated to highly compensated employees.

Loans to Participants
Plan Participants also have the right to borrow a portion of their account balances under the terms of the Plan. Under the terms of the Plan, all loans are considered to be earmarked investments of the Participant's account, and any repayment of principal and interest is reinvested in accordance with the Participant's investment direction in effect on the date of such repayments.

     The Committee may direct the Trustee to make a loan or loans from the Plan to any Participant subject to certain limitations. All loans bear a rate of interest which remains fixed over the term of the loan and may be secured only by a Participant's account balance. The repayment of such loans is made through payroll deductions.

Account Distributions
Upon separation from service with the Company, the total value of a Participant's account will be available to him or his Beneficiary, in the event of his death. At retirement, a Participant may elect a lump-sum payment or up to 20 annual installments, provided he does not extend installments beyond his life expectancy. Under certain conditions of financial emergency, the Committee may accelerate the payment time of a portion or all of the remaining installments. However, a Participant may also elect to leave all of his funds in the Plan until mandatory distributions begin at age 70 1/2. Distributions made because of disability, death, or termination of employment are made only as single lump-sum distributions. Upon termination of employment for any reason other than retirement, death, or total and permanent disability, the value of a Participant's account will be distributed to him in a single lump sum as soon as practical if one of the following occurs:

      The vested amount in the account is not more than $3,500; or The Participant elects to receive a distribution of his account.

      If the value of the account is greater than $3,500, the Participant may defer the distribution of his account until not later than April 1 of the calendar year following the calendar year in which he reaches age 70 1/2.

      If the distribution is being made after a Participant's death, and he has not named a Beneficiary or if that beneficiary has predeceased him, his account will be distributed, in preferential order to the following:

      his surviving spouse,
      his surviving children (equally),
      his surviving parents (equally),
      his surviving brothers and sisters (equally), or his executors or administrators.

      If the Participant has been married for at least one year, his Beneficiary will be his spouse--unless his spouse consents in writing not to be his Beneficiary and such written consent is witnessed by a notary public.

      The Plan allows Participants to make routine withdrawals from their accounts in the following order: after-tax contributions, earnings from after-tax contributions, and up to 50 percent of employer matching funds. This type of withdrawal does not require any hardship qualification. In order to withdraw before-tax contributions, the Participant must establish that a hardship situation exists. The Committee will determine if a withdrawal is for immediate and heavy financial need. Early withdrawals can be made for hardship cases, such as pending eviction from a principal residence, certain medical expenses, college tuition, or the down payment on the Participant's principal residence.

Vesting
Participants are immediately vested in their Elective Employer Contributions, Voluntary Participant Contributions, and Employer Matching Contributions, plus actual earnings thereon.

Participants
As of December 31, 1996 and 1995, participants in the Plan totalled 24,499 and 25,303 respectively.

Participants' Accounts

Individual accounts are maintained for each of the Plan's Participants to reflect the particular Participant's contributions and related employer contributions, as well as the Participant's share of the Plan's income and any related administrative expenses.

      The Plan assigns units to its Participants, effective in 1995, with the change from monthly to daily valuation of Participant accounts. At December 31, 1996 and 1995, 190,142,610 and 192,126,465 units were assigned to Plan
Participants, respectively. Unit values for each investment fund were as follows at December 31, 1996 and 1995:
                                                       1996        1995
                                                      -----        ----
                Retirement Preservation Fund          $ 1.00       $1.00
                Fully Managed Fund                     12.53       11.00
                Equity Index Fund                      49.80       40.49
                Core Fixed Income Fund                 10.64       10.45
                Special Value Fund                     17.83       17.10
                Global Allocation Fund                 14.55       13.88
                International Equity Fund              11.33       11.13
                The Southern Company Stock Fund        22.63       24.63

Plan Termination
Although the Company has not expressed any intent to terminate the Plan, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each Participant's fully vested account balance shall be distributed to the Participant in a non-discriminatory manner, as soon as practicable after such termination.

2.    Investment Options:

During the first six months of 1995, the Plan had four investment options available. Each investment fund had specific guidelines and limitations as to the type of securities eligible for investment. The primary types of securities eligible for investment by each fund were as follows: (1) fixed income obligations for the Fixed Income Fund, (2) common or capital stocks or securities convertible into common or capital stocks of corporations other than The Southern Company or its subsidiaries for the Equity Fund, (3) common stock of The Southern Company for The Southern Company Stock Fund, and (4) common stock selected from time to time to comprise Standard and Poor's (S&P) Composite Index of 500 Stocks for the S&P 500 Index Fund. In addition, monies pending investment held by each of the funds described above were temporarily invested in short-term, interest-bearing obligations.

      On July 3, 1995, the trustee and recordkeeping functions of the Plan were transferred to Merrill Lynch Trust Company of Florida and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively. The Plan now offers eight investment options. Participants may direct their investments into one or more of the following funds: (1) Retirement Preservation Fund investing in a common/collective trust which invests primarily in a broadly diversified portfolio of guaranteed investments contracts and in U.S. government securities,
(2) Fully Managed Fund investing in stocks, bonds, and cash equivalents, (3) Equity Index Fund investing in a common/collective trust which invests seeking to approximate the total return of the Standard & Poor's 500 Composite Stock Index, (4) Core Fixed Income Fund investing in all sectors of the U.S. domestic bond market, (5) Special Value Fund investing in a mutual fund which invests seeking long-term growth of capital by investing in a diversified portfolio of securities, (6) Global Allocation Fund investing in a mutual fund which invests seeking high return from a global portfolio of U.S. and foreign stocks and bonds and cash equivalents, (7) International Equity Fund investing in a mutual fund which invests seeking capital appreciation through investment in a diversified portfolio of primarily equity securities of issuers located in countries other than the United States, and (8) The Southern Company Stock Fund investing in common stock of The Southern Company. The Company match will continue to be non-participant directed and will be invested in The Southern Company Stock Fund. Investment management and administrative fees for the funds listed as items (1), (2), (3), and (8) above and certain other plan and trust expenses are paid by the Employing Companies. Investment management and administrative fees for the funds listed as items (4), (5), (6), and (7) above are paid from the particular investment fund to which they relate. The Plan's brokerage fees are included in the cost of the investments or netted against the sales proceeds. The objectives of the respective funds are not necessarily an indicator of actual performance. Investments in common/collective trusts are stated at the fair value of the underlying assets held by the fund except for benefit-responsive investment contracts included in the Retirement Preservation Fund which are carried at contract value (cost plus accrued interest).

3.   Accounting Policies:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported activity during the reporting period. Actual results could differ from those estimates.

Presentation
Certain prior year amounts have been reclassified to conform with current presentation.

Investments
Investments are stated at fair value as determined by the trustee from quoted market price information. The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and the cost of investments bought during the year and the net difference between market value and the beginning of the year market value of assets held, sold, or distributed.

     The fair market values of individual assets which represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995 are as follows:

                                                              1996                 1995
                                                         --------------      -------------
     The Southern Company common stock                   $1,502,343,127      $1,674,952,587
     Merrill Lynch Retirement Preservation Trust            106,339,384         108,267,348
     Merrill Lynch Equity Index Trust                       124,391,370                   -

4.   Contributions:

Contributions to the Plan by the Employing Companies and their respective Participants for the years ended December 31, 1996 and 1995, are set forth below:

                                                                                        1996 Contributions
                                                                 --------------------------------------------------------

                                                                      Company             Participants'           Total
                                                                     --------             ------------            -----
  Alabama Power Company ......................................      $10,483,735          $17,604,696        $ 28,088,431
  Georgia Power Company.......................................       17,664,640           29,145,709          46,810,349
  Gulf Power Company..........................................        2,020,358            3,723,025           5,743,383
  Mississippi Power Company...................................        2,140,153            3,674,250           5,814,403
  Savannah Electric and Power Company.........................          859,142            1,462,143           2,321,285
  Southern Communications Services, Inc.......................          111,278              179,365             290,643
  Southern Company Services, Inc..............................        6,307,797           10,131,143          16,438,940
  Southern Development and Investment Group, Inc..............          104,139              178,261             282,400
  Southern Electric International, Inc........................          656,252            1,086,201           1,742,453
  Southern Nuclear Operating Company, Inc.....................        2,588,970            4,245,383           6,834,353
                                                                    -----------          -----------        ------------
                                                                    $42,936,464          $71,430,176        $114,366,640
                                                                    ===========          ===========        ============





                                                                                        1995 Contributions
                                                                 --------------------------------------------------------
                                                                      Company             Participants'         Total
                                                                      -------            -------------          -----
  Alabama Power Company ......................................      $11,609,336          $19,483,958         $31,093,294
  Georgia Power Company.......................................       18,817,029           30,684,608          49,501,637
  Gulf Power Company..........................................        2,164,999            3,947,473           6,112,472
  Mississippi Power Company...................................        2,218,419            3,802,242           6,020,661
  Savannah Electric and Power Company.........................          885,183            1,521,768           2,406,951
  Southern Communications Services, Inc.......................           86,313              142,663             228,976
  Southern Company Services, Inc..............................        5,874,317            9,457,752          15,332,069
  Southern Development and Investment Group, Inc..............           66,384              100,953             167,337
  Southern Electric International, Inc........................          602,820              992,185           1,595,005
  Southern Nuclear Operating Company, Inc.....................        2,679,623            4,483,831           7,163,454
                                                                    -----------          -----------        ------------
                                                                    $45,004,423          $74,617,433        $119,621,856
                                                                    ===========          ===========        ============

5.   Tax Status:

The Plan received a determination letter dated June 10, 1996 from the Internal Revenue Service which states that the Plan, as amended through March 4, 1996, is in compliance with Section 401(a) and applicable subsections of Section 410(b) of the Code as of that date. In the opinion of the Company's management, the Plan is currently operating in compliance with applicable provisions of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995; accordingly, no provision for income taxes has been made in the accompanying financial statements.

      Employer contributions and income of the Plan are not taxable to Participants until withdrawals or distributions are made.

6.   Reconciliation to the Form 5500:

As of December 31, 1996 and 1995, the Plan had approximately $9,636,241 and $5,833,206, respectively, of pending distributions to Participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for benefits for the years ended December 31, 1996 and 1995 per the financial statements to the Form 5500 to be filed by the Company:


                                                                           Net Assets Available
                                     Benefits       Distributions              for Benefits
                                     Payable        to Participants            1996       1995
                                     -------        ---------------            ----       ----

Per financial statements            $         -       $199,351,700          $2,026,915,071      $2,122,883,388

Accrued benefit payments              9,636,241          9,636,241              (9,636,241)         (5,833,206)

Reversal of 1994 accrual
  for benefit payments                        -         (5,833,206)                      -                   -
                                    -----------       ------------           -------------     ---------------

Per Form 5500                        $9,636,241       $203,154,735          $2,017,278,830      $2,117,050,182
                                     ==========       ============          ==============      ==============


                                       18





                                                                                                              Schedule I
                                                                                                              Page  1  of  4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                             Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower       Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party            (c)         Number of Shares                         (d)Cost     (e)   Current Value
          -----------------------------       --------------------------------------------------      ----           -------------

          RETIREMENT PRESERVATION FUND:
          Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                      par $1       277,437 shares                   $    277,437       $    277,437
          Common/Collective Trust:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           Retirement Preservation
             Trust Fund                        par $1   106,339,384 shares                    106,339,384        106,339,384
                                                                                             ------------        -----------
          Total Retirement Preservation Fund                                                  106,616,821        106,616,821
                                                                                             ------------        -----------


          FULLY MANAGED FUND:
          Temporary Investment:
*            Merrill Lynch Trust Company,
             Merrill Lynch
             CMA Money Fund                     par $1    6,671,270 shares                      6,671,270         6,671,270
                                                                                             ------------       -----------

          Treasury Securities:
           United States Treasury Bond           AAA, 6.25%, due 08/15/23                         899,219           937,500
           United States Treasury Note           AAA, 5.75%, due 08/15/03                      11,152,578        11,155,000
           United States Treasury Note           AAA,6.50%,  due 05/15/05                         994,063         1,006,720
                                                                                             ------------       -----------
          Treasury Securities                                                                  13,045,860        13,099,220
                                                                                             ------------       -----------

          United States Collaterized
           Mortgage Obligations:
           Federal Home Loan Mortgage Corp.      Coll Disc Note, 7%, due 08/15/08               1,905,000         1,953,740
                                                                                             ------------     -------------

          Corporate Bonds:
           Anardarko Petroleum Corp Notes        5.875% ,due 10/15/03                           3,800,360         3,741,160
           Argentina-Republic Global Notes       BB-, 8.375%, due 12/20/03                      2,137,500         2,353,125
           Bank Hawaii Subordinated Note         A-, 6.875%, due 06/01/03                       4,020,000         3,962,640
           Bankers Trust NY Corp Sub Deb
            FLT Rate Note                        AA+, FLT%, due 03/19/03                        4,659,510         4,745,350
           Cardinal Health Inc Notes             A-, 6.500%, due 02/15/04                       1,317,940         1,275,716
           Carnival Corporation Notes            A-, 6.150%, due 10/01/03                       4,923,070         4,730,050
           Chase Manhattan Corp
            Subordinated Note                    6.50%, due 1/15/09                             1,996,160         1,894,380
           Diamond Shamrock Inc.                 7.650%, due 7/1/26                             1,996,900         2,073,280
           Enron Corporation Senior
            Subordinated Note                    6.750%, due 07/01/05                           3,966,680         3,931,240
           FirstBank Puerto Rico
             Subordinated Note                   BB+, 7.625%, due 12/20/05                        485,285           485,285
           Hertz Corporation Senior Notes        A,  6.375%, due 10/15/05                       1,004,610           948,610
           Loewen Group International Inc.       BA1, 7.750%, due 10/15/01                        401,568           407,000
           Nabisco Incorporated Notes            BBB, 6.700%, due 06/15/02                      4,961,500         4,950,300
           Philadelphia Electric Co First
             and Refunding Mtg                   BBB+, 5.625%, due 11/01/01                       960,280           954,680
           Tenet Healthcare Corporation          BB, 8.625%, due 12/01/03                       1,011,250         1,055,000
           Williams Holdings of Delaware         BBB-, 6.250%, due 2/1/06                       3,979,160         3,761,960
                                                                                             ------------     -------------

              Corporate Bonds                                                                  41,621,773        41,269,776
                                                                                             ------------     -------------

          Foreign Corporate Bonds:
            Coca Cola FEMSA                      8.950%, due 11/1/06                              497,250           494,550
                                                                                             ------------      -----------

          Total Corporate Bonds                                                                42,119,023        41,764,326
                                                                                             ------------      -----------

          Corporate Medium Term Notes:
           McDonnell Doug Financial
            Corporation                          BBB, 5.480%, due 2/8/1999                      2,998,560        2,938,470
           NM General Motors Acceptance          6.625%, due 9/19/02                            3,996,400        3,962,040
           NationsBank Subordinated Note         A,6.200%, due 8/15/03                          1,006,540          967,370
                                                                                             ------------      -----------

         Corporate Medium Term Notes                                                            8,001,500        7,867,880
                                                                                             ------------      -----------




                                                                                                              Schedule I
                                                                                                              Page  2  of  4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                                 Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower           Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party                (c)       Number of Shares                         (d)  Cost  (e)  Current Value
          -----------------------------------    ----------------------------------------------------------------------------------

          Common Stocks:
           AllState Corporation                       45,000 shares                                    1,919,700         2,604,375
           American International Group Inc.          25,000 shares                                    1,554,754         2,706,250
           Archer Daniels Midland Company             110,000 shares                                   1,825,966         2,420,000
           Berkley W R  Corp                          40,000 shares                                    2,104,320         2,030,000
           Birmingham Steel Corporation               120,300 shares                                   1,928,033         2,285,700
           Carnival Corporation                       85,000 shares                                    1,964,905         2,805,000
           Columbia/HCA Healthcare Corporation        70,000 shares                                    2,083,242         2,852,500
           Cooper IndustriesIncorporated              65,000 shares                                    2,419,062         2,738,125
           CVS Corporation Delaware                   50,000 shares                                    2,176,125         2,068,750
           Dexter Corporation                         70,000 shares                                    1,746,638         2,231,250
           El Paso Natural Gas Company                35,000 shares                                    3,828,140         1,767,500
           Federal National Mortgage Association      70,000 shares                                    1,476,319         2,633,750
           Fremont General Corporation                80,000 shares                                    1,845,500         2,480,000
           Frontier Corporation                       80,000 shares                                    2,332,767         1,810,000
           General Electric Company                   25,000 shares                                      959,552         2,471,875
           General Motors Corporation                 45,000 shares                                    2,198,157         2,508,750
           Glaxco Wellcome PLC  England               85,000 shares                                    2,062,995         2,698,750
           Harrah's Entertaiment Incorporated         137,500 shares                                   2,563,979         2,732,813
           Imperial Chemical Industries PLC           50,000 shares                                    2,559,919         2,600,000
           Lockheed Martin Corporation                30,000 shares                                    2,246,326         2,745,000
           Masco Corporation                          80,000 shares                                    2,360,099         2,880,000
           Millenium Chemicals Incorporated           25,000 shares                                      338,064           443,750
           Nokia Corporation                          47,500 shares                                    1,726,201         2,737,187
           PennCorp                                   60,000 shares                                    2,027,113         2,160,000
           Phillips Pete Company                      50,000 shares                                    1,635,983         2,212,500
           Sphere Drake Holdings Limited              120,000 shares                                   1,419,997         1,065,000
           Tenneco Incorporated                       50,000 shares                                            0         2,256,250
           TransAmerica Corporation                   35,000 shares                                    2,414,818         2,765,000
           Travelers Group Inc. Delaware              60,000 shares                                    1,939,149         2,722,500
           Wal Mart  Stores Inc.                     100,000 shares                                    2,516,755         2,275,000
           Weyerhauser Company                        50,000 shares                                    2,126,782         2,368,750
           Williams Companies Delaware                47,500 shares                                    1,662,263         1,781,250
           YPF Sociedad Anon American Depository
            Receipts                                 100,000 shares                                    1,958,657         2,525,000
                                                                                                     -----------       -----------
              Common Stocks                                                                           63,922,280        77,382,575
                                                                                                     -----------       -----------


           Total Fully Managed Fund                                                                  138,165,822       148,739,011
                                                                                                     -----------       -----------

          * Represents a party-in-interest to the Plan.

                   The accompanying notes are an integral part of this schedule.

                                       20


                                                                                                              Schedule I
                                                                                                              Page  3  of  4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                             Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower       Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party           (c)              Number of Shares                        (d)Cost   (e)  Current Value
          --------------------------------   ----------------------------------------------------       ----         -------------

         EQUITY INDEX FUND:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                                 par $1  2,408,217 shares                   $  2,408,217        2,408,217
         Common/Collective Trust:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           Equity Index Trust -- Tier III                 par $1   2,497,868 shares                    95,238,037      124,391,370
                                                                                                       ----------      -----------
         Total Equity Index  Fund                                                                      97,646,254       126,799,587
                                                                                                       ----------      -----------

         CORE FIXED INCOME FUND:
         Temporary Investments:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                                 par $1   686,872 shares                        686,872           686,872
 *
              Temporary Investments                                                                      686,872           686,872
                                                                                                       ---------        ----------

         Treasury Securities:
           United States, US Treasury Note                AAA, 6.750%, due 04/30/00                      501,523           509,455
           United States, US Treasury Note                AAA, 5.750%, due 10/31/00                      499,828           493,360
           United States, US Treasury Note                AAA, 6.500% , due 10/15/06                     612,219           603,282
                                                                                                       ---------        ----------
              Treasury Securities                                                                      1,613,570         1,606,097
                                                                                                       ---------        ----------

          U.S. Goverment Agency Obligations:
           Federal Home Loan Mortgage
           Corporate Callable
           Debenture                                      6.875%, due 11/22/06                           500,000          493,670
           Government National Mortgage
           Association                                    6.500%, due 03/15/26                           194,260          191,006
           Federal Home Loan Mortgage
           Corporation                                    6.500%, due 12/01/11                           601,455          595,013
                                                                                                       ---------       ----------
              Total  U.S. Government Agency
              Obligations                                                                              1,295,715        1,279,689
                                                                                                       ---------      -----------

         Corporate Bond:
           Public Service Electric & Gas Co.,
           First Refunding Mortgage Bonds                 A-, 6.500%, due 05/01/04                       507,885         483,320
                                                                                                       ---------      ----------
         Total Core Fixed Income Fund                                                                  4,104,042       4,055,978
                                                                                                       ---------      ----------


         SPECIAL VALUE FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management,
           Merrill Lynch
           Special Value Fund, Inc. -- Class A            par $0.10   1,042,642 shares                 18,581,731     18,964,289
                                                                                                       ----------     ----------


         GLOBAL ALLOCATION FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management, Merrill Lynch
           Global Allocation Fund, Inc. -- Class A        par $0.10  1,341,988 shares                  19,532,137     19,536,790
                                                                                                       ----------     ----------


         INTERNATIONAL EQUITY FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management, Merrill Lynch
           International Equity Fund -- Class A           par $0.10   377,557 shares                   4,288,685       4,333,609
                                                                                                       ---------      ----------


         LOANS DUE FROM PARTICIPANTS (interest rates vary from 6.0% to 11.5%)                          85,694,959     85,694,959
                                                                                                       ----------     ----------




                                                                                                              Schedule I
                                                                                                              Page  4  of  4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                              Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower        Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party            (c)             Number of Shares                         (d)Cost   (e) Current Value
          ----------------------------           -------------------------------------------------        ----       -------------

         THE SOUTHERN COMPANY STOCK FUND--
         PARTICIPANT DIRECTED PORTION:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                        par $1     58,704 shares                                 58,704           58,704
         Common Stock:
 *         The Southern Company,
           The Southern
           Company Common Stock                  par $5   30,995,042 shares                          506,798,801      701,330,711
                                                                                                ----------------  ---------------
         Total Southern Company Stock Fund --
         Participant
         Directed Portion                                                                           506,857,505       701,389,415
                                                                                                ---------------   ---------------


         THE SOUTHERN COMPANY STOCK FUND--
         NON-PARTICIPANT DIRECTED PORTION:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                        par $1    12,861 shares                        $       12,861    $      12,861

         Common Stock:
 *         The Southern Company,
           The Southern Company
           Common Stock                          par $5   35,406,864 shares                        578,936,332      801,012,416
                                                                                                --------------    -------------
         Total Southern Company
         Stock Fund--
         Non- Participant Directed Portion                                                         578,949,193      801,025,277
                                                                                                -------------     -------------

         TOTAL INVESTMENT OF ALL FUNDS                                                          $1,560,437,149    $2,017,155,736
                                                                                                ==============    ==============

(NOTE)   The last sale price (New York Stock Exchange composite transactions) for The Southern Company common stock on June 24,
         1997 was $21.875 as compared to a price of $22.625 on December 31, 1996.



*  Represents a party-in-interest to the Plan.

              The accompanying notes are an integral part of this schedule.




                                                                                                                       Schedule II

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                        (h)  Current
(a)              (b) Description of asset                                                                   value of
    Identity of      (include interest                                                                        asset
      party          rate and                                                                                  on        (i) Net
    involved         maturity in case     (c)Purchase  (d) Selling   (e)Lease  (f) Expense   (g) Cost of    transaction     gain
                     of a loan                price         price       rental     incurred      asset         date      or (loss)
    -----------     --------------------     --------     --------      ------     --------     --------   -----------   ---------


    The Southern    Common Stock
    Company          789 transactions    $214,763,637 $          -       $-         $-    $          -    $214,763,637   $         -
                     1,062 transactions  $          - $191,420,973       $-         $-    $137,771,838    $191,420,973   $53,649,135




              The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          THE SOUTHERN COMPANY
                                          EMPLOYEE SAVINGS PLAN





                                          /s/ C. Alan Martin
                                          C. Alan Martin, Chairman
                                          Savings Plan Committee


June 24, 1996
                                       24

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 30, 1997, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 1996, into the Plan's previously filed Registration Statement No. 33-23152.




                              /s/ Arthur Andersen LLP
                               Arthur Andersen LLP



Atlanta, Georgia
June 24, 1997

                                       25